UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
   TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                Amendment No. 1


                    BION ENVIRONMENTAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  09061Q 10 9
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                                (CUSIP Number)

                                   Copy to:

Mark A. Smith                              Stanley F. Freedman
409 Spruce Street                          Krys Boyle Freedman & Sawyer, P.C.
Boulder, Colorado  80302                   600 17th Street, #2700S
(303) 413-9456                             Denver, Colorado  80202
                                           (303) 893-2300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 15, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              page 1 of 10



CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    Mark A. Smith
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)
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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           United States
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               7  Sole Voting Power         0
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    630,976
                  -----------------------------------------------------------

              10  Shared Dispositive Power  6,556,099
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11  Aggregate Amount Beneficially Owned by Each Reporting Person:  7,187,075
                                                                   shares
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   13.6%
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14  Type of Reporting Person (See Instructions)
     IN
                                                              page 2 of 10




CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    LoTayLingKyur Foundation                84-1496894
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)
          ------------------------------------------------------------------

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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           Colorado
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               7  Sole Voting Power         0
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    2,716,186
                  -----------------------------------------------------------

              10  Shared Dispositive Power  0
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11  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,716,186
                                                                  shares
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   5.2%
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14  Type of Reporting Person (See Instructions)
      CO
                                                              page 3 of 10

CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    Dublin Holdings, Ltd.        N/A
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
          ------------------------------------------------------------------

   (b)
          ------------------------------------------------------------------

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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization       Turks Caicos Islands, B.W.I.
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               7  Sole Voting Power         0
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    2,805,653
                  -----------------------------------------------------------

              10  Shared Dispositive Power  0
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11  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,805,653
                                                                  shares
-----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   5.3%
-----------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
      CO




                                                              page 4 of 10

CUSIP No.    09061Q 10 9

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EXPLANATORY NOTE

     This amended Schedule 13D, dated January 15, 2002, relates to the beneficial ownership of Mark A. Smith, LoTayLingKyur Foundation, and Dublin Holding, Ltd.

     In January 15, 2002, as a result of significant transactions in which Bion Technologies, Inc. was involved, certain Convertible Notes held by the Reporting Persons were automatically converted into common stock. In addition, two of the reporting persons had transactions in the Issuer's common stock after the transaction. This Amendment reflects these changes, and also updates other information concerning the beneficial ownership of the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (the "Common Stock"), of Bion Environmental Technologies, Inc., a Colorado corporation, which has its principal executive offices at 18 East 50th Street, 10th Floor, New York, New York 10022 (the "Issuer" or "Bion").

ITEM 2.  IDENTITY AND BACKGROUND

     The information set forth herein is given with respect to (1) Mark A. Smith, a U.S. citizen, (2) LoTayLingKyur Foundation, a Colorado non-profit corporation, and (3) Dublin Holding, Ltd., a Turks & Caicos Islands, B.W.I. corporation. Mark A. Smith is currently retired, but does occassional legal and consulting work in connection with investments. LoTayLingKyur Foundation is a non-profit corporation engaged in promoting religious activities with emphasis on the Buddhadharma and Shambhala Dharma. Dublin Holding, Ltd. is engaged in investment activities. The principal business address for Mark A. Smith and LoTayLingKyur Foundation is 409 Spruce Street, Boulder, Colorado 80302. The principal business address of Dublin Holding, Ltd. is c/o Amerilawyer, Ltd., Harbour House, P.O. Box 120, Grand Turk, Turks & Caicos Islands, British West Indies. During the last five years, none of these persons or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of these persons, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.





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CUSIP No.    09061Q 10 9

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Dublin Holding, Ltd. invested in Bion and acquired a portion of notes in exchange for foregiveness of debt owed to it by LoTayLingKyur, Inc. ("LTLK"). The notes held by IRA's were originally held in the LTLK pension plan and placed in IRA's as rollover on termination of the plan. LTLK had contributed notes to pension plan. LTLK had acquired notes for cash, assets and services over several years through December 1999.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons acquired a portion or the securities of the Issuer by investment and a portion in connection with the involvement of Mark A. Smith in the management of the Issuer. From May 1999 until January 31, 2002, Mark A. Smith served as an officer and director of Bion.

     As a result of transactions in which Bion was involved on January 15, 2002, notes held by Dublin Holding, Ltd. and two IRA rollovers held by Mark A. Smith and his wife were converted into the Issuer's Common Stock. Giving effect to the conversions and other changes, the Reporting Persons now have beneficial ownership of shares of Bion's Common Stock as set forth in Item 5 hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The following sets forth the aggregate number and percentage (based on 52,671,128 shares of Common Stock outstanding as of January 31, 2002) of shares of Common Stock owned beneficially by Mark A. Smith, LoTayLingKyur Foundation and Dublin Holding, Ltd. as of January 31, 2002:

                               Shares of          Percentage of Shares
                              Common Stock          of Common Stock
                           Beneficially Owned      Beneficially Owned
                           ------------------     --------------------

Mark A. Smith                  7,187,075 *               13.6%

LoTayLingKyur Foundation       2,716,186                  5.2%

Dublin Holding, Ltd.           2,805,653                  5.3%
____________________

* Includes 389,672 shares held jointly by Mark A. Smith with his wife; 34,154 shares held directly by Mark A. Smith; 52,400 shares held directly by Kelly Smith, his wife; 596,822 shares held by Mark A. Smith IRA Rollover; 510,036 shares held by Kelly Smith IRA Rollover; 2,716,186 shares held by LoTayLingKyur Foundation, which is controlled by Mark Smith; 57,152 shares held by LoTayLingKyur, Inc., which is owned by Mark A. Smith and his wife; and 2,805,653 shares held by Dublin Holding, Ltd. Also includes 25,000 shares underlying currently exercisable options held by Mark A. Smith. Mr. Smith disclaims beneficial ownership of the shares held by Dublin Holding, Ltd.

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CUSIP No.    09061Q 10 9

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     (b)  All of the shares currently held by the Reporting Persons are subject to a Voting Agreement with D2 Co., LLC ("D2"), which is owned by David
J. Mitchell. Under the Voting Agreement, D2 has the sole right to vote these shares except on certain limited matters including the sale of substantially all of the assets of Bion or a merger of Bion. As a result, the Reporting Persons are deemed to have no voting power with respect to the shares.

     Dublin Holding, Ltd. has sole dispositive power with respect to the 2,805,653 shares held in its name. Mark A. Smith acts as agent for Dublin Holding, Ltd. for various purposes, but disclaims beneficial ownership of these shares.

     LoTayLingKyur Foundation has sole dispositive power with respect to the 2,716,186 shares held in its name. Mark A. Smith operates this non-profit corporation and serves as its president and director.

     Mark A. Smith holds sole dispositive power with respect to the 630,976 shares held directly and in the Mark A. Smith IRA Rollover. He shares dispositive power with respect to 6,556,099 shares, which includes the shares held jointly with his wife; the shares held by his wife; the shares held by the Kelly Smith IRA Rollover; the shares held by LoTayLingKyur, Inc., which is owned by Mark A. Smith and his wife; the shares owned by LoTayLingKyur Foundation which Mark A. Smith operates; and the shares owned by Dublin Holding, Ltd., of which Mr. Smith disclaims beneficial ownership.

     (c) The following transactions in the securities of Bion were effected in the last 60 days by the persons listed under (a) above:

          (i) On January 15, 2002, the principal and accrued interest of notes held by Dublin Holding, Ltd. aggregating $3,682,944 were converted into 4,910,593 shares of Common Stock at a conversion price of $0.75 per share.

          (ii) On January 15, 2002, the principal and accrued interest of notes held by the Mark A. Smith IRA Rollover aggregating $393,567 were converted into 524,743 shares of Common Stock at a conversion price of $0.75 per share.

          (iii) On January 15, 2002, the principal and accrued interest of notes held by the Kelly Smith IRA Rollover aggregating $339,870 were converted into 453,161 shares at a conversion price of $0.75 per share.

          (iv) On January 31, 2002, Dublin Holding, Ltd. transferred 335,568 shares held by it to third parties in repayment of certain indebtedness.

          (v) On January 31, 2002, Dublin Holding, Ltd. transferred a total of 3,300,000 shares as charitable donations (including 1,000,000 shares given to LoTayLingKyur Foundation).





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CUSIP No.    09061Q 10 9

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          (vi)  On January 31, 2002, LoTayLingKyur Foundation received
1,000,000 shares as a donation from Dublin Holding, Ltd.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Under the terms of a Stock Voting Agreement dated August 1, 2001, with Mark A. Smith, Kelly Smith LoTayLingKyur, Inc., LoTayLingKyur Foundation and Dublin Holdings Ltd., granted D2 Co., LLC the right to vote all of the shares held by the Reporting Persons at all meetings of Bion's shareholders through December 31, 2005. The voting rights extended to all matters except the approval of a merger or a sale of all or substantially all of Bion's assets. The Stock Voting Agreement also places certain restrictions on the sale of the shares covered by the agreement. As of January 31, 2002, a total of 7,161,075 shares were subject to this agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     Exhibit     Description
     -------     -----------

        1 Joint Filing Agreement, dated as of January 30, 2002, among Mark A. Smith, LoTayLingKyur Foundation and Dublin Holding, Ltd.

        2        Stock Voting Agreement dated August 1, 2002 (1)

_________________

(1) Incorporated by reference to Exhibit 10.9 to the Report on Form 8-K dated September 6, 2001, filed by Bion Environmental Technologies, Inc., SEC File No. 0-19333.














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CUSIP No.    09061Q 10 9

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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  Februay 25, 2002               /s/ Mark A. Smith
                                      Mark A. Smith

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2002              LOTAYLINGKYUR FOUNDATION



                                      By: /s/ Mark A. Smith
                                         Name:  Mark A. Smith
                                         Title: President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2002              DUBLIN HOLDING, LTD.



                                      By: /s/ Mark A. Smith
                                         Name:  Mark A. Smith
                                         Title: Authorized Agent

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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CUSIP No.    09061Q 10 9

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                             JOINT FILING AGREEMENT

     In according with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the no par value Common Stock of Bion Environmental Technologies, Inc. and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which when taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executes this agreement this 25th day of February 2002.




/s/ Mark A. Smith
Mark A. Smith

LOTAYLINGKYUR FOUNDATION



By: /s/ Mark A. Smith
Name:  Mark A. Smith
Title: President


DUBLIN HOLDING, LLC



By: /s/ Mark A. Smith
Name:  Mark A. Smith
Title: Authorized Agent














                                                              page 10 of 10